Mail Stop 3561

January 23, 2009

Russell C. Taylor, Chief Executive Officer
Cellu Tissue Holdings, Inc.
1855 Lockeway Drive, Suite 501
Alpharetta, Georgia 30004

>   **Re: Cellu Tissue Holdings, Inc.**
>   **Form 10-K for fiscal year ended February 29, 2008**
>   **Filed May 19, 2008**
>   **File No. 333-118829**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed May 19, 2008
Item 10, page 39
Board of Directors and Committees, page 40

1.   Please revise future filings to provide the disclosure of independent directors required by Item 407(a) of Regulation S-K. In addition, please revise future filings to provide the disclosure regarding board committee charters as required by Item 407(d) and (e).

2.   Please revise future filings to provide an updated explanation pursuant to Item 407(d)(5)(i)(C) of Regulation S-K.

Compensation Discussion and Analysis, page 41

3.   It appears that you have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity incentive plan compensation. We note references to "corporate and individual objectives" on page 42 and "certain EBITDA targets" on page 43 in connection with disclosure regarding incentive-based compensation. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Form 8-K Filed January 21, 2009

4.   Your Form 8-K filed on January 21, 2009 indicated that you will not meet the January 20, 2009 extended due date for your Form 10-Q for the quarter ended November 27, 2008 and that you will restate your financial statements previously included in your Annual Report on Form 10-K for the year ended February 29, 2008 and your Quarterly Reports on Form 10-Q for the periods ended August 28, 2008 and May 29, 2008. Please advise us which periodic reports will be amended and when they will be filed, including the Form 10-Q for the quarter ended November 27, 2008. Upon review of the amendments, we may have further comments.

* * * * *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all

Mr. Russell C. Taylor, CEO
Cellu Tissue Holdings, Inc.
January 23, 2009
Page 3

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Edwin S. Kim at (202) 551-3297 or James Lopez, Branch Chief, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: David J. Morris, CFO
        Fax: (678) 393-2657